  Exhibit 99.1

March 29, 2021

To: All Canadian Securities Regulatory Authorities

Subject: NXT ENERGY SOLUTIONS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type: Annual Meeting

Record Date for Notice of Meeting:                                             April 23, 2021

Record Date for Voting (if applicable):                                        April 23, 2021

Beneficial Ownership Determination Date:                                 April 23, 2021

Meeting Date:                                                                               June 07, 2021

Meeting Location (if available):                                                  Virtual Meeting

Issuer sending proxy related materials directly to NOBO:          Yes

Issuer paying for delivery to OBO:                                              Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders                                                         Yes

Beneficial Holders Stratification Criteria:                                    Not Applicable

NAA for Registered Holders                                                         Yes

Registered Holders Stratification Criteria:                                   Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	62948Q107	CA62948Q1072

Sincerely,

Computershare
Agent for NXT ENERGY SOLUTIONS INC